Orchard Therapeutics plc

108 Cannon Street

London EC4N 6EU

United Kingdom

April 27, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchard Therapeutics plc: Registration Statement on Form S-3, filed March 30, 2022 (File No. 333-263967)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orchard Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement, as amended (the “Registration Statement”) be accelerated to April 29, 2022, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816.

Sincerely,
Orchard Therapeutics plc

/s/ Frank E. Thomas
Frank E. Thomas
President and Chief Operating Officer

cc:	Bobby Gaspar, M.D., Ph.D., Chief Executive Officer, Orchard Therapeutics plc

Christopher York, Corporate Counsel, Orchard Therapeutics plc